Alamos Gold Inc.	Suite 2010,120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX : AGI

Wednesday, March 15, 2006	For Immediate Release

Additional Drill Results Extend  Escondida Hanging Wall Zone, Mulatos Deposit, Mexico

Toronto, Ontario - Alamos Gold Inc. (Alamos) (TSX: AGI) announces additional high-grade gold intervals from recently completed drilling designed to further define the Escondida Hanging Wall Zone. Drill hole 06EI065, designed to extend the zone to the southwest, intersected 18.29 meters of 19.78 g/t Au. These intervals complement previously announced results and are part of an ongoing surface and underground drilling program. Uncapped recent drill hole composite intervals are summarized below:

ESCONDIDA HANGING WALL ZONE COMPOSITE INTERVALS

DRILL HOLE (Azimuth/ Inclination)	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
06EI054 (0/-90)	167.68	141.77	167.68	25.91	0.654
06EI055 (170/-70)	167.68	131.10	144.82	13.72	1.297
06EI056 (130/-70)	167.68	134.15 143.29	137.20 167.68	3.05 24.39	2.050 0.728
06EI057 (090/-75)	182.93	108.23 129.57 143.29	120.43 140.24 173.78	12.20 10.67 30.49	0.628 0.800 0.715
06EI060 (0/-90)	141.77	109.76	121.95	12.19	0.915
06EI061 (180/-70)	108.23	86.89 includes 89.94	92.99 91.46	6.10 1.52	51.60 126.50
06EI063 (140/-80)	79.27	51.83 includes 56.40	62.50 59.45	10.67 3.05	60.18 156.75
06EI064 (140/-60)	79.27	54.88	62.50	7.62	14.92
06EI065 (145/-60)	83.34	45.73	64.02	18.29	19.78
06EI066 (0/-90)	76.22	54.88 includes 60.98 64.02	68.60 62.50 67.07	13.72 1.52 3.05	39.77 175.50 69.35
06EI067 (140/-70)	83.84	48.78 60.98	53.35 64.02	4.57 3.05	22.98 36.34
06EI068 (135/-90)	106.71	82.32	86.87	4.55	7.32
06EI072 (015/-75)	121.95	100.61	114.33	13.72	8.21
06EI073 (0/-90)	106.71	76.22	80.79	4.57	2.45
06EI074 (0/-90)	100.61	91.46	92.99	1.53	6.31

Drill results reflect both infill and step-out holes. The zone was extended to the southwest by 06EI065 and remains open. Drill holes 06EI063, 06EI064, 06EI066, and 06EI067 are infill holes with significant high-grade intercepts. The extreme northeast fan of drill holes comprising 06EI054 through 06EI059 encountered only low-grade mineralization and appears to have largely closed the zone to the northeast along the strike. Drill holes 06EI069, 06EI070, 06EI071, and 06EI073 also hit only low-grade mineralization and close the zone to the southeast. Drill holes 06EI062 and 06EI075 did not reach the targeted depth due to hole collapse.

Assay results from drill holes to date combined with three isolated higher-grade holes previously drilled delineate an area of high-grade mineralization approximately 165m long by 75m wide. Additional expansion potential is possible to the southwest and north-northeast and is the focus of current drilling activities. Due to the stratiform nature of the zone, drill intercepts in vertical holes are believed to be approximate true thickness, whereas inclined holes have inferred true thickness of 1.5 to 3.2 meters less than drill thickness. A map of drill hole locations can be accessed at the following website: www.alamosgold.com

All holes were drilled dry using reverse circulation with a center-return bit and had excellent sample recovery. A total of 52 holes (4,827 meters) have been drilled to date. Drilling is ongoing to the northeast and south, with six additional holes planned. A large-diameter surface core rig is currently onsite twinning select holes for bulk samples for metallurgical testing. Core recovered to date confirms previous assumptions of coarse native gold occurring within stockwork and breccia zones cross-cutting the early pervasive silicic alteration hosting the main Escondida deposit. Loosely held native gold is observed in open-space fractures and in vugs within late-stage breccias. Two underground core rigs are also testing the hanging wall zone from two drill stations. Disseminated visible gold is commonly observed in core from the holes completed to date.

Recently obtained historic underground maps of the high-grade stopes at the neighboring Mina Vieja suggest a distribution of high-grade mineralization very similar to that encountered in the Escondida Hanging Wall Zone, and further support the interpretation that the Escondida Hanging Wall Zone is the faulted extension of the historic high-grade workings. Mina Vieja stope maps show a large, extensively mined area 240m by 100m extending up to the projected location of the Escondida fault, which separates the two high-grade mineralized areas. Historic data from the San Carlos mine, located at the extreme northeast end of the 1.5km long structural corridor controlling mineralization from Mina Vieja through Escondida and El Victor, also indicates extremely high-grade gold concentrations and suggests high exploration potential for additional high-grade zones along this trend. Exploration is continuing along the corridor via the underground development drift, and underground drilling is scheduled for the San Carlos mine following completion of the El Victor underground drilling.

The Escondida exploration program is being carried out under the direction of Ken Balleweg, BSc. Geological Engineering, M.S. Geology, Alamos' Vice President of Exploration and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards and blanks on a regular basis. Sample intervals are 1.5 meters, with two splits taken and bagged on site. One split is sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia, Canada for analysis.  The second split is saved in secure facilities at the onsite exploration camp. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t. Drill hole samples in the Hanging Wall Zone are analyzed by 1000-gram screen fire assays to fully test coarse gold distribution. A 0.5g/t cut-off grade was used for calculation of composite intervals, with only a single 1.5m interval of sub-0.5 g/t material allowed within a composite interval. Holes commonly ended in low-grade mineralization, as the objective was to solely test the high-grade upper zone.

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in Alamos’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.